[RANDGOLD RESOURCES LOGO]

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
("Randgold Resources" or the "Company")

SOLID Q3 OPERATIONAL PERFORMANCE WHILE PROSPECT OF NEW MINE GAINS MOMENTUM

LONDON, 1 NOVEMBER 2007 (LSE:RRS)(NASDAQ:GOLD) - Randgold Resources increased production and contained group costs in the quarter to September despite some operational and weather-related challenges at its Loulo mine in Mali. At the same time, a rescoped study of its Tongon project in Cote d'Ivoire has substantially increased its potential size.

Gold sales rose to US$70.7 million from the previous quarter's US$66.2 million on the back of a 5% increase in attributable production to 110 247 ounces and higher gold prices. Attributable net profit of US$11.5 million was 69% up on the previous quarter. Total cash costs were US$38.2 million against the previous quarter's US$38 million and group total cash costs per ounce were down US$15 to
US$346 compared to US$361. Cash operating costs were also down US$16 from US$321 to US$305 per ounce.

Chief executive Mark Bristow noted that production and costs for the nine months to September were in line with the market guidance Randgold Resources had given at the beginning of 2007 and said the company was on track to meet its forecast for the year despite the significant cost pressure driven by the higher fuel costs, stronger euro and higher royalties.

The company's Morila joint venture substantially improved its performance, producing 130 568 ounces at a total cash cost of US$289 per ounce (cash operating cost of US$241 per ounce) against the previous quarter's 86 832 ounces at US$403 per ounce (cash operating cost of US$355 per ounce). The increase resulted from a better mining rate which provided access to higher-grade faces.
Morila's production for the final quarter of the year is anticipated to approach the level required to achieve the revised annual forecast of 475 000 ounces.

The Loulo mine achieved planned gold production, despite an exceptionally wet season and equipment availability constraints on the part of the mining contractor. These factors had a negative impact on the mix of hard and soft ore fed to the mill, resulting in a higher percentage of harder Gara ore in the mix.
Gara ore is very abrasive when fed on its own which impacted on crusher liner and grinding media consumption, and consequently on unit costs.

"Given the odds stacked against them, Loulo's management team did very well to achieve the planned gold production of 58 020 ounces at total cash costs of
US$398 per ounce (cash operating cost of US$363 per ounce). The mine is still on track to achieve and perhaps better its forecast production of 250 000 ounces for the year."

Also at Loulo, progress on the twin declines for the Yalea underground development was slowed down by poor ground conditions. At the end of the quarter, the declines had been developed to some 460 metres and were at a vertical depth of 86 metres.

"Once we're through the unstable weathered zone, the pace will pick up again and it should then take us about 10 weeks to intersect the orebody. That is now more likely to be early in 2008 than towards the end of this year, as we originally expected, but the integrity of the declines and the safety of the workers are more important than the rate of advance. This slight delay should not affect
Loulo's projected overall production profile but may result in the deferring of some costs to next year," Bristow said. He noted the declaration of an additional 386 000 ounces at Yalea resulting from the completion of a new design and mining plan for the Yalea South extension.

Meanwhile, the rescoping exercise designed to update the prefeasibility study on the Tongon project has shown a 41% increase to 4.39 million ounces in the total resource, with 37% converted to reserves. The expanded total mineable resource of 2.79 million ounces will support a larger operation than originally envisaged and the plant's design throughput is being increased from 200 000 tonnes per month to 300 000 tonnes, with a life of mine exceeding 10 years. The emphasis at
Tongon is now on continuing with the next phase of infill and definition drilling and completing the bankable feasibility study. This drilling is designed to convert the remaining mineable resource to reserve and could also lead to an increase in the average grade of the mineable material due to improved drillhole density and a commensurate improvement in orebody definition, particularly in the southern zone and the shallower regions of the northern zone orebodies.

On the exploration front, Bristow said the company had added significant brownfields elements, notably around Loulo and Tongon, to the portfolio of greenfields prospects which had traditionally driven its organic growth.

With its West African exploration teams now back in the field after the annual wet season break, there was a strong focus on the Faraba, Loulo 3 and Baboto prospects around Loulo as well as the adjacent Bambadji joint venture. In Cote
d'Ivoire, a number of promising targets would be evaluated on the Nielle permit, which hosts Tongon, as well as on the company's other permits in that highly prospective region. These include the Tiasso walk-up drill target on the
Boundiali permit.

Bristow said there were a number of significant greenfields exploration plays located in the six countries across West and East Africa where Randgold
Resources has a presence. He added that the company would pursue corporate and acquisition opportunities provided they outranked its own organic growth prospects.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive    Financial Director    Investor & Media Relations
Dr Mark Bristow    Graham Shuttleworth   Kathy du Plessis
+44 788 071 1386   +44 20 7557 7730      +44 20 7557 7738
+44 779 775 2288   +44 779 614 4438      Email: randgoldresources@dpapr.com
+223 675 0122

Website: www.randgoldresources.com

REPORT FOR THE THIRD QUARTER ENDED 30 SEPTEMBER 2007

*    Solid operating performance

*    Gold production up 5%

*    Costs in line

*    Net profit up 69%

*    Tongon resources up 41% to a total of 4.39Moz; 37% converted to reserves

*    Rescoping of prefeasibility study at Tongon supports a larger project

*    Significant brownfield exploration potential highlighted at Loulo and
     Tongon

Randgold Resources Limited had 69.3 million shares in issue as at 30 September
2007

SUMMARISED FINANCIAL INFORMATION

                                         Quarter   Quarter   Quarter   9 months   9 months
                                           ended     ended     ended      ended      ended
                                          30 Sep    30 Jun    30 Sep     30 Sep     30 Sep
US$000                                      2007      2007      2006       2007       2006
------------------------------------------------------------------------------------------

Gold sales#                               70 701    66 220    63 178    199 986    193 860
Total cash costs*                         38 189    38 029    32 504    111 225     94 415
Profit from mining activity*              32 512    28 191    30 674     88 761     99 445
Exploration and corporate expenditure      7 872     8 594     6 768     22 987     21 393
Profit before income tax                  18 319    10 034    18 302     44 578     58 210
Net profit                                11 540     6 848    12 746     31 136     40 086
Net profit attributable to equity
   shareholders                           11 474     5 764    12 285     28 656     37 584
Net cash generated from operations         2 262    14 663    17 818     30 492     61 765
Cash and cash equivalents                131 086   137 313   155 320    131 086    155 320
Attributable production+ (ounces)        110 247   105 393   107 002    324 838    331 379
Group total cash costs per ounce*+
   (US$)                                     346       361       304        342        285
Group cash operating costs per
   ounce*+ (US$)                             305       321       265        303        247

#    Gold sales does not include the non-cash profit/(loss) on the roll forward of hedges.

*    Refer to explanation of non-GAAP measures provided.

+    Randgold Resources consolidates 100% of Loulo and 40% of Morila.

COMMENTS

Gold sales for the quarter of US$70.7 million increased by 7% from the previous quarter and by 12% from the corresponding quarter in 2006. This is mainly the result of the increased ounces produced at Morila, due to improved grades. The higher average gold price received also contributed to the increase.

Total cash costs of US$38.1 million were in line with the previous quarter and up from the September 2006 quarter. Due to the excessive rains and equipment availability constraints during the quarter, Loulo experienced operational issues which resulted in an increased plant feed of abrasive ore from the Gara pit. This contributed to a rise in unit costs associated with grinding media and crusher liners, offset by the decrease in unit costs at Morila during the quarter due to higher grades and associated increased gold production. Cash costs and total cash costs per ounce decreased by 5% and 4% respectively from the previous quarter due to the increase in ounces produced.

The higher sales and steady costs resulted in an increase in profit from mining over the previous quarter and the corresponding quarter in 2006.

Net profit of US$11.5 million was up 69% from the previous quarter (US$6.8 million) whilst slightly lower than the September 2006 quarter (US$12.7 million). The significant improvement from last quarter was a result of the increased profit from mining, as well as exchange profits of US$1.1 million booked in the quarter due to the weakening of the dollar against the euro and lower exploration expenditure during the wet season. The decrease compared to the corresponding period in 2006 is mainly due to increased production costs
(increased by 17%), as well as a loss of US$2.2 million booked on hedge contracts during the current quarter which have been rolled forward to match future sales, compared to a profit of $0.5 million in the September 2006 quarter.

Total cash costs for the nine months ended 30 September 2007 of US$111.2 million increased from US$94.4 million for the nine months ended 30 September 2006,

mainly due to increases in mining contractor costs at Loulo with the introduction of blasting from July 2006 and the processing of harder ore from the Gara pit, taken together with the overall inflation increases in the mining industry, specifically relating to oil, steel and plant consumables.

Cash and cash equivalents were US$131.1 million at 30 September 2007 compared to
US$143.4 million at 31 December 2006. Capital expenditure during the 9 months ended 30 September 2007 of US$38 million included expenditure on the underground development at Loulo (US$22.2 million), the completion of the additional 4 CIL tanks, expenditure on the thickener, as well as the tailings dam at Loulo.

OPERATIONS

LOULO

Loulo produced 58 020 ounces of gold during the quarter at a total cash cost of
US$398/oz (cash operating cost of US$363/oz), compared to last quarter's record production of 70 660 ounces at US$340/oz (cash operating cost of US$304/oz).

The mining contractor continued to struggle with the availability of its loading equipment but by the end of the quarter, they had mobilised additional equipment. As a result of the poor performance of the mining contractor, plant throughput was negatively affected as the stockpiles intended for the annual wet season had been depleted in the previous quarter and ore, mainly from the Gara pit, was fed directly to the plant. This in turn impacted on the operation's ability to produce the required tonnage at the budgeted cost, as the ore from the Gara pit is particularly abrasive when fed on its own, which resulted in substantially higher than normal consumption of crusher liners and grinding media, partially offset by lower mining costs and improved recoveries. Should the additional equipment be deployed timeously, the contractor will be in a position to meet its contractual obligations and there should be an increase in operational flexibility.

                                         Quarter   Quarter   Quarter   9 months   9 months
                                           ended     ended     ended      ended      ended
                                          30 Sep    30 Jun    30 Sep     30 Sep     30 Sep
LOULO RESULTS                               2007      2007      2006       2007       2006
------------------------------------------------------------------------------------------

Mining
Tonnes mined (000)                         4 202     3 616     4 830     13 502     12 805
Ore tonnes mined (000)                       547       517       784      1 722      1 887
Milling
Tonnes processed (000)                       599       683       588      1 969      1 940
Head grade milled (g/t)                      3.2       3.3       3.2        3.2        3.0
Recovery (%)                                94.9      94.6      95.2       94.4       93.3
Ounces produced                           58 020    70 660    57 123    196 588    173 033
Average price received+ (US$/oz)             605       605       548        584        560
Cash operating costs* (US$/oz)               363       304       317        316        294
Total cash costs* (US$/oz)                   398       340       350        350        329
Profit from mining activity* (US$000)     12 079    18 711    11 125     46 127     42 266
Gold sales*+ (US$000)                     35 191    42 755    31 110    114 979     99 173

Randgold Resources owns 80% of Loulo with the Government of Mali owning 20%. The
Government's share is not a free carried interest. Randgold Resources has funded the Government portion of the investment in Loulo by way of shareholder loans and therefore controls 100% of the cash flows from Loulo until the shareholder loans are repaid.

Randgold Resources consolidates 100% of Loulo and shows the minority interest separately.

*    Refer to explanation of non-GAAP measures provided.

+    Includes the impact of 19 254 ounces for the quarter (quarter ended 30 June
     2007: 19 247 ounces) delivered into the hedge at US$438/oz (quarter ended
     30 June 2007: US$433/oz).

MORILA

Morila produced 130 568 ounces of gold during the quarter at a total cash cost of US$289/oz (cash operating cost of US$241/oz), as opposed to 86 832 ounces at
US$403/oz (cash operating cost of US$355/oz) in the previous quarter. The increase in gold production was as a result of a much better mining rate enabling access to the higher grade faces. The increase in milled grade, from
2.8g/t to 4.3g/t, resulted in increased lockup in the plant. This was compounded by operational issues, specifically the failure of impellers in the flotation tanks, without which the gold produced could have been significantly higher.

                                         Quarter   Quarter   Quarter   9 months   9 months
                                           ended     ended     ended      ended      ended
                                          30 Sep    30 Jun    30 Sep     30 Sep     30 Sep
MORILA RESULTS                              2007      2007      2006       2007       2006
------------------------------------------------------------------------------------------

Mining
Tonnes mined (000)                         6 765     5 379     4 862     17 159     16 927
Ore tonnes mined (000)                     1 609       791     1 261      3 335      4 331
Milling
Tonnes processed (000)                     1 030     1 052     1 007      3 137      3 052
Head grade milled (g/t)                      4.3       2.8       4.2        3.5        4.4
Recovery (%)                                91.2      91.3      90.8       91.6       91.8
Ounces produced                          130 568    86 832   124 698    320 625    395 864
Average price received (US$/oz)              692       668       622        673        603
Cash operating costs* (US$/oz)               241       355       206        284        195
Total cash costs* (US$/oz)                   289       403       251        330        237
Profit from mining activity* (US$000)     51 083    23 700    48 872    106 585    142 947
Attributable (40% proportionately
   consolidated)
Gold sales (US$000)                       35 511    23 465    32 068     85 007     94 687
Ounces produced                           52 227    34 733    49 879    128 250    158 346
Profit from mining activity* (US$000)     20 433     9 480    19 549     42 634     57 179

*  Refer to explanation of non-GAAP measures provided.

Production for the final quarter of the year, which will involve draw-down of the larger than planned lock-up, is anticipated to approach the level required to achieve the revised annual forecast of 475 000 ounces.

PROJECTS AND EVALUATION

LOULO UNDERGROUND DEVELOPMENT PROJECTS

YALEA

After a good start, the underground development at Yalea was slowed down this quarter by difficulties experienced in developing through poor ground associated with a weathered zone. In order to deal with the ground conditions and to ensure the longevity of the twin declines, steel arches with steel reinforcing between them are being installed after each blast, followed by the erection of shuttering and pouring of concrete. This encases the perimeter of each tunnel in solid steel-reinforced concrete providing safety for workers and ensuring the integrity of the tunnels for the plus twenty year life of the mine.

The declines have now been developed 460 metres from surface at a depth of 86 metres.

While every endeavour will be made to access the ore this year, our paramount concerns are safety and the installation of efficient infrastructure to serve a long life underground mine. Consequently, we are developing plans to make up for any shortfall that is experienced this year by increased production next year.

The construction of the concrete tunnels inside the boxcut continued during the quarter. Both decline floors have been completed (with the exception of 25 metres on the conveyor decline portal section) and work started on the first wall and roof sections of the vehicle decline. The steel work is all on site and steel erection is progressing well. Other site construction work on surface continued through the quarter. It is expected that the last outstanding work on this phase, the fuel depot, will be completed during the current quarter.

The underground project is still relatively new and is subject to continuous enhancement and optimisation. One such enhancement is the addition of the area in Yalea South which has up until now been excluded from mine planning due to the weathering profile that extends to depth in this area. A total of 2 664 107 tonnes is mineable from the Yalea South extension at a grade of 4.51g/t, yielding 385 927 ounces. The scheduling of this area with the rest of Yalea is currently underway.

GARA

At Gara, three infill diamond holes have been planned for the current quarter.
These will help to improve the delineation of the high grade areas at depth, allowing them to be incorporated into the mine plan.

TONGON PROJECT

The results of an updated prefeasibility scoping study have shown a substantial increase in the reserves and resources at the Tongon project with total resources increasing by 41% to 4.39Moz. The intensive drilling programme completed before the onset of the wet season (20 000 metres plus) has allowed for remodelling of both the southern and northern zones and construction of revised grade models.

                           Tonnes   Grade   Ounces
Updated mineral resource     (Mt)   (g/t)   (Mozs)
--------------------------------------------------
Southern zone
Indicated                   19.44    2.42     1.51
Inferred                    23.33    2.24     1.68
Northern zone
Open pittable
Indicated                   10.39    2.40     0.80
Inferred                     0.34    3.14     0.03
Potential underground
Indicated
Inferred                     3.97    2.88     0.37
Total indicated             29.83    2.41     2.31
Total inferred              27.65    2.34     2.08

Open pit resources are these resources falling within a US$800/oz pit shell and potential underground resources for the northern zone are those resources above a 2g/t pay limit occuring below the US$800/oz pit shell. In pit reserves and mineable resources were calculated using a gold price of US$525/oz pit shell.

Preliminary reserve and additional   Tonnes   Grade   Ounces
potentially mineable resource          (Mt)   (g/t)   (Mozs)
------------------------------------------------------------
Reserves
Southern zone
Probable                              16.04    2.29     1.18
Northern zone
Probable                               5.85    2.29     0.43
Total probable                        21.88    2.29     1.61
Potentially mineable resource
Southern zone                         16.83    2.17     1.17
Total                                 38.72    2.24     2.79

The strip ratio for the southern zone is 3.4:1 and for the northern zone 6.5:1, giving a combined ratio of 3.8:1.

Dilution of 15% and 10% is added to the southern zone and northern zone in situ tonnes and 2% gold loss to the southern zone and 3% to the northern zone respectively.

The increase in resources and the conversion to indicated resources (previously
35.96Mt at 2.69g/t for 3.11Mozs) have led us to review the potential scale of operations. We are now designing for a plant throughput of 300 000 tonnes per month, as opposed to the previous design of 200 000 tonnes per month. Life of mine is currently estimated at 10.5 years.

Our plan contemplates the use of contract mining at Tongon, but we would purchase the mining equipment. Preliminary pricing based on the lower throughputs have already been received so we expect these costs per tonne to be adjusted favourably recognising the higher plant throughput as described above.

Metallurgical testwork is still in progress but results have so far confirmed prefeasibility studies and in fact improved on them.

Variability testing across the orebodies on each type of material (oxide, transition and sulphide) is being carried out at our Loulo laboratory as well as
"process scouting" on sulphides and grindability testwork at SGS laboratories in
Johannesburg, South Africa.

Oxide and transition recoveries were all excellent at greater than 90%.

The previous area of concern, namely Tongon northern and southern zone sulphides, returned good results (86% and 84% respectively) without a flotation step.

Gravity recovery testwork returned good results so this could form part of the final flowsheet. Flotation response testwork is still awaited before we finalise the flowsheet.

SENET, an engineering and project management company with considerable experience of gold projects in West Africa, has been commissioned to undertake the feasibility study design and engineering in close cooperation with our capital projects team.

Environmental consultants Digby Wells and Associates have completed a scoping study and have concluded there are no fatal flaws to the project. They have compiled a terms of reference for the required public participation process which is scheduled to start in the first quarter of 2008.

Financial evaluation of the project is underway; based on preliminary capital and operational expenditure figures, life of mine cash operating cost is
US$341/oz and total cash cost is US$359/oz (includes 3% royalty to the
Government). Total capital including financing, purchase of the mining fleet and ongoing capital amounts to US$267 million.

No optimisation has been carried out yet. This is essentially a first look at the project economics and will be further refined. Infill drilling is planned in both the northern and southern zones to better delineate the geological controls and the grade distributions within both pits. This is expected to allow for the modelling of potential hangingwall zones in the northern zone as well as allowing for a more selective approach to mining in the south. At present the grade in the upper portions of the northern zone model is being negatively affected by the generally lower grade tenor returned by the wide spaced surface trenching. Infill shallow RC drilling will allow us to better distinguish the grades in these upper portions. Geotechnically the slope angles used for the scoping study are considered conservative and more revised slopes will be designed in conjunction with SRK, once they have completed a site visit and conducted testwork on the various lithology types.

EXPLORATION ACTIVITIES

In West Africa, the third quarter of the year traditionally observes a pause in field activities due to the annual rains and this year has been no exception.
The teams have been busy compiling the data collected during the field season, completing interpretations and developing programmes and budgets for the forthcoming season.

At Loulo, three dimensional models for Faraba and Baboto were prepared and additional drill holes proposed to further evaluate both targets. At Loulo 3, a newly identified north-south structure places previous results in better context and highlights a high grade target. Drilling over a 500 metre strike length is limited to one diamond hole, an RC hole and a number of RAB drill holes: diamond hole L3DH26 - 6 metres at 8.66g/t; RC hole L3RC01 - 13 metres at 11.87g/t; and
RAB holes RAB687 - 27 metres at 5.98g/t; RAB692 - 8 metres at 11.64g/t; RAB684 -
12 metres at 3.65g/t.

At Morila, research has demonstrated that a specific mafic volcanic horizon hosts the ore deposit and marks a change in sedimentation from fine to coarse.
Exploration data is now being modelled to extrapolate this unit away from the mine for drill testing.

In Senegal, the team at Bambadji has been concentrating on mapping and interpretation of the geology, with particular focus on the Senegal - Mali shear zone (SMS). This is a 5 kilometre wide zone of intense deformation and strong gold anomalism, along a strike length of over 25 kilometres. A target generation exercise has highlighted 34 targets, many of which have received no follow-up work. In addition, within our established portfolio on the Sabodala belt, we have the Massawa target with 2.8 kilometres of bedrock mineralisation, the 7 kilometre Sofia corridor and Delya targets for follow-up work. Further RAB drilling is due to commence in the final quarter of the year in order to prioritise additional diamond drill holes.

In Burkina Faso, there is further upside at Kiaka both to the north, south and in the hangingwall which could significantly add to the 2 million ounce geological estimate. In addition, the metallurgical test work returned very encouraging gold recoveries ranging from 80% to 98%. Elsewhere in the permit portfolio the team are developing targets for drilling in the next field season.

In Ghana, we have developed a portfolio of projects which are beginning to produce targets for follow-up work, most notably on the Bole north east permit, in the north of the country and close to the Burkina Faso border. Early stage exploration has returned coherent gold in soil anomalies over a 14 kilometre strike, adjacent to a major regional structure. First pass reconnaissance trenching confirms bedrock mineralisation associated with strongly foliated and iron rich metasediments.

In Cote d'Ivoire, we have continued to make good progress with the feasibility drilling at Tongon. During the quarter we completed 25 holes for 5 767 metres before the rain stopped access to drill sites and we ended the field season having completed 94 holes for 20 407 metres of diamond drilling.

In the northern zone, as well as concentrating on defining the in pit resources, we have completed four deep holes, to a vertical depth of 250 metres below the surface. All four holes confirmed the continuation of the mineralised structure with very encouraging results including: TND127 - 23.15 metres at 3.71g/t from
257.69 metres, including 10.99 metres at 4.94g/t from 269.45 metres; and TND130
- 22.64 at 3.13g/t from 290.32 metres. Drilling has also confirmed a 400 metre long dilation zone in the east which is still open; the last hole TND128 returned 4.86 metres at 3.83g/t.

Tongon northern zone: diamond drill results Q3 - 2007

                      Intersection
          --------------------------------
            From       To   Width   Grade
Hole Id      (m)      (m)     (m)   (g/t)    Including
-------------------------------------------------------------
TND 073    67.28    68.48    1.20    9.69
TND 074    96.10   103.80    7.70    1.13
          110.40   114.07    3.67    1.79
TND 075    67.00    82.95   15.95    1.25
TND 076   107.06   110.68    3.62    2.10
          116.07   120.35    4.28    1.69
TND 101   109.88   110.72    2.78    2.65
TND 102    68.00    72.10    4.10    4.49
          110.39   131.70   21.31    0.94
          164.00   178.00   14.00    1.77
TND 111   120.45   125.90    5.45    3.55
          128.73   159.80   31.07    1.27
TND 112   141.10   187.47   46.37    3.41
TND 113    88.90    96.45    7.55    1.01
          101.78   124.59   22.81    3.06    2.98m @ 10.87g/t
TND 114   137.00   138.86    1.86    2.47
          148.78   161.02   12.24    2.03
          164.78   190.53   25.75    2.39
TND 115    98.70   112.94   14.24    1.74
          116.60   119.76    3.16    1.63
          122.92   127.10    4.18    1.54
TND 116   174.19   176.71    2.52   67.00    1.72m @ 98.67g/t
          180.83   181.65    0.82   12.60
TND 117    86.60   117.64   31.04    1.95
TND 118    No mineralisation - intrusion
TND 119    No mineralisation - intrusion
TND 120    No mineralisation - intrusion
TND 121    94.00    97.42    3.42    2.48
TND 122    72.46    75.34    2.88    1.44
           81.00    83.86    2.86    1.12
TND 123    63.85    66.00    2.15    1.09
           86.00    93.00    7.00    2.31
TND 124    77.51   108.00   30.49    2.95     5.96m @ 5.87g/t
TND 125    90.49    95.45    4.96    1.26
TND 126   162.00   165.00    3.00    1.12
TND 127   227.52   238.40   10.88    2.87     4.98m @ 4.74g/t
          257.69   280.84   23.15    3.71    10.99m @ 4.94g/t
          293.18   295.00    1.82    6.52
TND 128   123.46   128.32    4.86    3.84
TND 129   181.80   182.73    0.93   10.00
          245.90   253.23    7.33    1.43
          269.47   272.96    3.49    1.55
TND 130   290.32   316.64   26.32    2.85     6.68m @ 5.63g/t
TND 131   253.14   262.82    9.68    1.76     6.15m @ 2.44g/t
TND 132    99.00   117.90   18.90    3.43    11.90m @ 5.10g/t

The southern zone is more geologically complex with multiple zones trending in a
045 degrees to 050 degrees direction with variable dips from 075 degrees to 060 degrees to the north west. The ore zones appear lensoid in shape and thus their strike and depth continuity is variable. Previously it was interpreted that a fault, controlling the course of the Badeni River, terminated mineralisation in the southwest of the orebody. However recent drilling has confirmed the continuation of mineralisation for an additional 200 metres; TND094 - 13.60 metres at 1.89g/t; TND151 - 13.60 metres at 3.87g/t, mineralisation is still open along strike. To the northeast previous drilling was wide spaced (200 metres between drill lines) nine holes for 1 872 metres have been completed, results have been received for three holes, which confirm continuity of mineralisation: TND156 - 3 metres at 4.34g/t; TND158 - 4.47 metres at 7.09g/t;
and TND159 - 18.42 metres at 3.77g/t.

Tongon southern zone: diamond drill results Q3 - 2007

                    Intersection
          -------------------------------
            From       To   Width   Grade
Hole Id      (m)      (m)     (m)   (g/t)      Including
------------------------------------------------------------
TND 084   216.80   237.18   20.38    2.49
          272.77   282.82   10.05    3.92
TND 088   146.00   149.00    3.00    1.79
          158.90   170.46   11.56    0.81
          175.24   182.81    7.57    1.21
          190.81   212.55   21.74    3.51    6.26m @ 5.52g/t
                                             8.38m @ 4.64g/t
          220.54   236.30   15.76    1.05
          240.54   243.62    3.08    5.01   0.99m @ 14.16g/t
          247.42   254.74    7.32    4.13
          298.54   303.79    5.25    8.32
          313.00   318.48    5.48    1.43
          323.00   343.96   20.96    1.11
          364.00   374.56   11.56    2.78
TND 089   167.00   170.00    3.00    1.11
TND 090   110.00   114.00    4.00    2.47
TND 093    43.00    47.00    4.00    1.83
          112.00   114.00    2.00    1.72
          158.66   160.66    2.00    1.06
TND 094    71.75    73.70    1.95    3.32
          101.20   114.80   13.60    1.89
          118.00   124.00    6.00    1.72
TND 095    93.00    96.00    3.00    1.85
          132.90   139.00    6.10    1.13
          143.40   153.00    9.60    2.23
          157.81   165.00    7.19    3.82
          197.00   200.00    3.00    7.11
TND 096   117.98   121.05    3.07    1.37
          124.00   138.98   14.98    3.56
          144.00   152.00    8.00    2.87
          160.00   163.00    3.00    3.79
          194.32   200.10    5.78    1.78
          226.39   231.25    4.86    2.47
          237.02   248.00   10.98    2.07
TND 097   170.17   188.00   17.83    2.31    4.00m @ 6.63g/t
          195.98   199.00    3.02    5.58
          232.10   234.65    2.55    1.47
TND 098   131.17   133.13    1.96    2.10

          202.10   209.00    6.90   1.29
          213.00   219.75    6.75   1.24
          235.35   241.80    6.45   3.50
TND 099   156.03   158.00    1.97   2.51
          169.00   172.00    3.00   1.08
          176.10   185.49    9.39   1.47
          188.75   196.00    7.25   2.98
TND 150    67.00    69.80    2.80   1.30
TND 151    73.40    79.40    6.00   1.83
           92.00    96.50    4.50   1.71
          117.00   121.40    4.40   1.72
          146.00   159.60   13.60   3.87
TND 152    78.00    80.27    2.27   3.63
           93.00    98.27    5.27   2.85
TND 153    15.39    16.55    1.16   4.29
TND 154     4.00    10.62    6.62   1.31
TND 155   121.35   125.10    3.75   1.05
          186.03   188.30    2.27   1.63
TND 156   213.00   216.00    3.00   4.34
TND 157    52.40    54.70    2.30   4.96
           58.65    61.00    2.35   1.73
           80.16    85.26    5.10   1.81
TND 158    65.19    67.90    2.71   1.52
           94.00    98.47    4.47   7.09    2.68m @ 10.74g/t
          103.93   107.11    3.18   1.52
TND 159    14.41    32.83   18.42   3.77     4.03m @ 6.99g/t
                                             3.41m @ 9.24g/t
           44.47    46.66    2.29   3.00
TND 161    84.77    89.00    4.23   1.59
TND 162     2.50     6.15    3.65   1.25
           12.33    15.30    2.97   1.00
           18.93    21.10    2.17   2.45
           70.35    73.27    2.92   1.83
           83.93    89.85    5.92   1.17
          164.73   170.81    6.08   6.18
          183.81   188.72    4.91   2.24
TND 163            Awaited
TND 164   179.95   184.12    4.17   1.71
TND 165    44.84    52.71    7.87   1.24
          110.94   113.11    2.17   1.33
          129.13   136.09    6.96   2.86
TND 166   177.57   245.28   67.71   3.56
          255.88   261.02    5.14   6.38
          355.48   357.43    1.95   3.26
          362.27   365.12    2.85   1.47
          369.00   371.15    2.15   2.60
TND 167    27.00    29.00    2.00   1.22
           65.60    67.73    2.13   2.36
           75.00    85.30   10.30   4.35     4.06m @ 8.49g/t
          102.40   104.90    2.50   3.90
          157.58   160.00    2.42   1.84
TND 168    10.00    14.90    4.90   2.40
           28.74    32.20    3.46   1.51
           45.94    49.60    3.66   1.36

In Tanzania at Miyabi, a joint venture between African Eagle and Randgold
Resources, phase 1 diamond drilling consisting of 20 holes for 4 078 metres was completed on two lines across the northeast trending Miyabi Structural Corridor.
Results so far do not indicate a larger mineralised target beyond the currently defined resources of 520 000 ounces at 1.3g/t. However the geological and structural data is enabling the construction of a three dimensional model to drive future exploration. Lithologies strike east west and have been folded into a series of anticlines and synclines which in turn have been transgressed by northeast trending shears. Where the shears intersect prospective lithological horizons, such as banded iron formations, gold mineralisation occurs. The generative team also continues with its programme of identifying and securing new opportunities, with the focus being on terrains which have not received as much attention in the past.

CONSOLIDATED INCOME STATEMENT

                                      Quarter   Quarter   Quarter   9 months   9 months
                                        ended     ended     ended      ended      ended
                                       30 Sep    30 Jun    30 Sep     30 Sep     30 Sep
US$000                                   2007      2007      2006       2007       2006
---------------------------------------------------------------------------------------

REVENUES
Gold sales on spot                     75 478    70 752    67 205    216 713    201 130
Loss on matured hedges                (4 777)   (4 532)   (4 027)   (16 727)    (7 270)
Non-cash (loss)/profit on roll
forward of hedges                     (2 152)   (2 842)       577    (4 759)    (4 700)
Total                                  68 549    63 378    63 755    195 227    189 160
OTHER INCOME
Interest income                         1 829     1 779     1 889      5 437      5 692
Other income                              210       255       550        632        730
Total other income                      2 039     2 034     2 439      6 069      6 422
Total income                           70 588    65 412    66 194    201 296    195 582
COSTS AND EXPENSES
Mine production costs                  33 146    30 800    29 673     95 391     86 150
Movement in production inventory
and ore stockpiles                    (2 895)     (472)   (3 528)    (7 107)   (12 521)
Depreciation and amortisation           5 673     5 821     6 386     17 566     16 312
General and administration expenses     3 097     3 214     2 079      9 329      7 777
Mining and processing costs            39 021    39 363    34 610    115 179     97 718
Transport and refinery costs              316       296       179        859        458
Royalties                               4 525     4 191     4 101     12 753     12 551
Exploration and corporate
expenditure                             7 872     8 594     6 768     22 987     21 393
Other losses/(gains) - net                 --        --       323         --        323
Exchange losses/(gains) - net         (1 109)       989       296        504       (10)
Unwind of discount on provisions
for rehabilitation                         96        96        84        288        252
Interest expense                        1 548     1 849     1 531      4 148      4 687
Profit before income tax               18 319    10 034    18 302     44 578     58 210
Income tax expense                    (6 779)   (3 186)   (5 556)   (13 442)   (18 124)
Net profit                             11 540     6 848    12 746     31 136     40 086
Attributable to:
Equity shareholders                    11 474     5 764    12 285     28 656     37 584
Minority shareholders                      66     1 084       461      2 480      2 502
                                       11 540     6 848    12 746     31 136     40 086
Basic earnings per share (US$)           0.17      0.08      0.18       0.42       0.55
Fully diluted earnings per share
(US$)                                    0.16      0.08      0.18       0.41       0.54
Average shares in issue (000)          69 082    68 863    68 474     68 922     68 291

The results have been prepared in accordance with International Financial
Reporting Standards (IFRS).

CONSOLIDATED BALANCE SHEET

                                                        At        At        At
                                                    30 Sep    31 Dec    31 Sep
US$000                                                2007      2006      2006
------------------------------------------------------------------------------
Assets
Non-current assets
Property, plant and equipment                      261 732   241 300   237 168
Cost                                               335 837   297 839   287 175
Accumulated depreciation and amortisation          (74 105)  (56 539)  (50 007)
Deferred taxation                                    1 721     2 993     2 696
Long-term ore stockpiles                            48 119    41 614    29 522
Receivables                                         15 220    13 702         -
Total non-current assets                           326 792   299 609   269 386
Current assets
Inventories and stockpiles                          38 007    34 200    40 473
Receivables                                         50 258    34 999    52 169
Cash and cash equivalents                          131 086   143 356   155 320
Total current assets                               219 351   212 555   247 962
Total assets                                       546 143   512 164   517 348
Shareholders' equity                               361 087   336 063   328 911
Minority interest                                    7 187     4 707     3 897
Total equity                                       368 274   340 770   332 808
Non-current liabilities
Long-term borrowings                                44 427    25 666    36 777
Loans from minority shareholders in subsidiaries     3 000     2 773     2 663
Deferred taxation                                      462       462         -
Financial liabilities - forward gold sales          49 527    39 969    40 128
Provision for rehabilitation                         9 120     8 842     9 751
Total non-current liabilities                      106 536    77 712    89 319
Current liabilities
Financial liabilities - forward gold sales          25 120    27 525    22 982
Current portion of long-term borrowings              3 616    24 818    24 730
Accounts payable and accrued liabilities            41 038    39 461    42 575
Taxation payable                                     1 559     1 878     4 934
Total current liabilities                           71 333    93 682    95 221
Total equity and liabilities                       546 143   512 164   517 348

The increase in property, plant and equipment is due to expenditure incurred on the underground development at Loulo, including the development of the twin declines, acquisition of the underground fleet, the completion of the 4 CIL tanks, expenditure on the thickener, as well as the tailings dam at Loulo.

Long-term ore stockpiles increased due to an increase in ore stockpiles at
Morila in line with the life of mine plan.

Inventories and stockpiles increased mainly due to a build up of gold in process at Morila at the end of September 2007, together with the increase in the short term portion of ore stockpiles at Morila.

The increase in receivables is the result of an increase in trade debtors due to the timing of gold shipments at month end at both mines.

Cash and cash equivalents decreased as a result of capital expenditure of US$38 million for the year, partially offset by the cash generated by operations.

The movement in long-term borrowings and the short-term portion thereof is due to original project finance facility which required a repayment of US$21.3 million in 2007. In May 2007 the facility was replaced by a new corporate facility which does not require any repayments within the next 12 months.

The increase in financial liabilities of forward gold sales is due to an increase in the negative marked-to-market valuation of contracts held at 30
September 2007. The gold price was US$743 at 30 September 2007.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

                                           Number of     Share     Share      Other
                                            ordinary   capital   premium   reserves
                                              shares    US$000    US$000     US$000
-----------------------------------------------------------------------------------

Balance - 31 Dec 2005                     68 072 864     3 404   208 582    (41 000)
Net income                                        --        --        --         --
Movement on cash flow hedges -
Transfer to income statement                      --        --        --      5 023
Fair value movement on financial
instruments                                       --        --        --    (20 020)
Total recognised income/(loss)                    --        --        --    (14 997)
Share-based payments                              --        --        --      1 817
Share options exercised                      486 867        24     2 661         --
Exercise of options previously expensed
under IFRS 2                                      --        --       502       (502)
Shares vested#                                 6 830        --       108       (108)
Balance - 30 Sept 2006                    68 566 561     3 428   211 853    (54 790)
Balance - 31 Dec 2006                     68 763 561     3 440   213 653    (59 430)
Net income                                        --        --        --         --
Movement on cash flow hedges -
Transfer to income statement                      --        --        --      4 453
Fair value movement on financial
instruments                                       --        --        --     (7 153)
Total recognised income/(loss)                    --        --        --     (2 700)
Share-based payments                              --        --        --      1 618
Share options exercised                      538 667        27     4 297         --
Exercise of options previously expensed
under IFRS 2                                      --        --     1 280     (1 280)
Shares vested#                                10 102        --       170       (170)
Dividend relating to 2006                         --        --        --         --
Balance - 30 Sep 2007                     69 312 330     3 467   219 400    (61 962)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

                                                        Total
                                   Accumulated   attributable   Minority     Total
                                       profits      to equity   interest    equity
                                        US$000   shareholders     US$000    US$000
----------------------------------------------------------------------------------

Balance - 31 Dec 2005                  130 836        301 822      1 395   303 217
Net income                              37 584         37 584      2 502    40 086
Movement on cash flow hedges -
Transfer to income statement                --          5 023         --     5 023
Fair value movement on financial
instruments                                 --        (20 020)        --   (20 020)
Total recognised income/(loss)          37 584         22 587      2 502    25 089
Share-based payments                        --          1 817         --     1 817
Share options exercised                     --          2 685         --     2 685
Exercise of options previously
expensed under IFRS 2                       --             --         --        --
Shares vested#                              --             --         --        --
Balance - 30 Sept 2006                 168 420        328 911      3 897   332 808
Balance - 31 Dec 2006                  178 400        336 063      4 707   340 770
Net income                              28 656         28 656      2 480    31 136
Movement on cash flow hedges -
Transfer to income statement                --          4 453         --     4 453
Fair value movement on financial
instruments                                 --         (7 153)        --    (7 153)
Total recognised income/(loss)          28 656         25 956      2 480    28 436
Share-based payments                        --          1 618         --     1 618
Share options exercised                     --          4 324         --     4 324
Exercise of options previously
expensed under IFRS 2                       --             --         --        --
Shares vested#                              --             --         --        --
Dividend relating to 2006               (6 874)        (6 874)        --    (6 874)
Balance - 30 Sep 2007                  200 182        361 087      7 187   368 274

#    Restricted shares were issued to directors as remuneration. The transfer between "other reserves" and "share premium" in respect of the shares vested represents the cost calculated in accordance with IFRS 2.

CONSOLIDATED CASHFLOW STATEMENT

                                                        9 months   9 months
                                                           ended      ended
                                                          30 Sep     30 Sep
US$000                                                      2007       2006
---------------------------------------------------------------------------
Profit before income tax                                  44 578     58 210
Adjustment for non-cash items                             24 218     23 425
Effects of changes in operating working capital items    (29 126)   (10 817)
Income tax paid                                           (9 178)    (9 053)
Net cash generated from operating activities              30 492     61 765
Additions to property, plant and equipment               (37 998)   (50 844)
Financing of contractors                                      --        105
Net cash used by investing activities                    (37 998)   (50 739)
Ordinary shares issued                                     4 324      2 685
Decrease in long-term loans                               (2 214)   (10 843)
Dividends paid to company's shareholders                  (6 874)        --
Net cash used by financing activities                     (4 764)    (8 158)
Net decrease in cash and cash equivalents                (12 270)     2 868
Cash and cash equivalents at beginning of year           143 356    152 452
Cash and cash equivalents at end of the period           131 086    155 320

NON-GAAP MEASURES

Total cash costs and cash cost per ounce are non-GAAP measures. Total cash costs and total cash costs per ounce are calculated using guidance issued by the Gold
Institute. The Gold Institute was a non profit industry association comprised of leading gold producers, refiners, bullion suppliers and

manufacturers. This institute has now been incorporated into the National Mining
Association. The guidance was first issued in 1996 and revised in November 1999.
Total cash costs, as defined in the Gold Institute's guidance, include mine production, transport and refinery costs, general and administrative costs, movement in production inventories and ore stockpiles, transfers to and from deferred stripping where relevant and royalties. Under the company's accounting policies, there are no transfers to and from deferred stripping.

Total cash costs per ounce are calculated by dividing total cash costs, as determined using the Gold Institute guidance, by gold ounces produced for the periods presented. Total cash costs and total cash costs per ounce are calculated on a consistent basis for the periods presented. Total cash costs and total cash costs per ounce should not be considered by investors as an alternative to operating profit or net profit attributable to shareholders, as an alternative to other IFRS or US GAAP measures or an indicator of our performance. The data does not have a meaning prescribed by IFRS or US GAAP and therefore amounts presented may not be comparable to data presented by gold producers who do not follow the guidance provided by the Gold Institute. In particular depreciation, amortisation and share-based payments would be included in a measure of total costs of producing gold under IFRS and US GAAP, but are not included in total cash costs under the guidance provided by the Gold
Institute. Furthermore, while the Gold Institute has provided a definition for the calculation of total cash costs and total cash costs per ounce, the calculation of these numbers may vary from company to company and may not be comparable to other similarly titled measures of other companies. However,
Randgold Resources believes that total cash costs per ounce are useful indicators to investors and management of a mining company's performance as it provides an indication of a company's profitability and efficiency, the trends in cash costs as the company's operations mature, and a benchmark of performance to allow for comparison against other companies.

Cash operating costs and cash operating cost per ounce are calculated by deducting royalties from total cash costs. Cash operating costs per ounce are calculated by dividing cash operating costs by gold ounces produced for the periods presented.

Gold sales is a Non-GAAP measure. It represents the sales of gold at spot and the gains/losses on hedge contracts which have been delivered into at the designated maturity date. It excludes gains/losses on hedge contracts which have been rolled forward to match future sales. This adjustment is considered appropriate because no cash is received/paid in respect of these contracts.
Profit from mining activity is calculated by subtracting total cash costs from gold sales for all periods presented.

The following table reconciles total cash costs and profit from mining activity as non-GAAP measures, to the information provided in the income statement, determined in accordance with IFRS, for each of the periods set out below:

                                      Quarter   Quarter   Quarter   9 months   9 months
                                        ended     ended     ended      ended      ended
                                       30 Sep    30 Jun    30 Sep     30 Sep     30 Sep
US$000                                   2007      2007      2006       2007       2006
---------------------------------------------------------------------------------------

Gold sales on spot                     75 478    70 752    67 205    216 713    201 130
Loss on matured hedges                 (4 777)   (4 532)   (4 027)   (16 727)    (7 270)
Gold sales                             70 701    66 220    63 178    199 986    193 860
Mine production costs                  33 146    30 800    29 673     95 391     86 150
Movement in production inventory
and ore stockpiles                     (2 895)     (472)   (3 528)    (7 107)   (12 521)
Transport and refinery costs              316       296       179        859        458
Royalties                               4 525     4 191     4 101     12 753     12 551
General and administration expenses     3 097     3 214     2 079      9 329      7 777
Total cash costs                       38 189    38 029    32 504    111 225     94 415
Profit from mining activity            32 512    28 191    30 674     88 761     99 445

FORWARD COMMODITY CONTRACTS

The group's hedging position at 30 September 2007 is summarised below:

                            Forward
                  Forward     sales
                    sales   average
Maturity date      Ounces    US$/oz
-----------------------------------
Year ended 2007    19 253    438.62
Year ended 2008    80 496    429.23
Year ended 2009    84 996    434.90
Year ended 2010    41 748    500.38
Total             226 493    445.27

The forward contracts all relate to Loulo with Morila's production being completely exposed to spot gold prices. The remaining portion of the hedge book represents approximately 21% of planned production at Loulo and 14% of the group's attributable production for the period.

GENERAL

The company continues to evaluate value creating opportunities through exploration, discovery, and development and through corporate and asset acquisition opportunities. Management remains confident that the group will achieve its production forecast for the year. A forecast for the following year's production will be provided at the next quarterly results.

D M BRISTOW       G P SHUTTLEWORTH
Chief Executive   Financial Director

1 November 2007

RANDGOLD RESOURCES UPDATES

INTENSIVE DRILLING PROGRAMME BOOSTS TONGON RESOURCE AND SUPPORTS INCREASED
PROJECT SCOPE

A 20 000 metre drilling programme has boosted the Tongon resource base by 41% to
4.39 million ounces (indicated and inferred) and confirmed the growing view that this could be Randgold Resources' third world-class development in West Africa.

Projects and development manager Rod Quick and his team have completed a resource evaluation which has:

* delineated a wider high grade core in the northern zone that is still open to the east;

* identified high grade shoots continuing to 250 metres below surface and indicating underground potential; and

* identified more individual ore zones in the southern zone.

"The next phase will focus on infill drilling aimed at the conversion of more of the inferred resources to indicated and probable reserves, increasing the current figure of 1.61 million ounces," said Quick. He noted that the grade tonnage curves indicated that there would be an upside in selectively mining the better grades in the early years of the project.

Technical general manager Adrian Reynolds said given the increase in the available ore, albeit at a lower grade, and considering the industry-wide increases in capex and operating costs, the company was now planning a larger project. Plant throughput is being increased from 200 000 to 300 000 tonnes per month to spread the capex and overheads over a greater production base.

"All aspects of the feasibility study are going well and we are on track to complete the work, including full permitting, by the end of 2008 as scheduled,"
said Reynolds.

Outside of the infill drilling programme at Tongon, the Nielle permit and our portfolio of four other permits have great prospectivity for further discoveries in a country which has seen little exploration.

On the Nielle permit, 12 targets have been highlighted for follow-up work with
Tongon South at the head of the queue. This target is characterised by a strong surface gold geochemical anomaly, one extending for more than a kilometre and has thus far only been tested by two trenches: TST002 - 16 metres at 8.37g/t;
and TST004 - 6 metres at 2.06g/t, 2 metres at 12.86g/t and 4 metres at 2.10g/t.

On the Boundiali permit, some 100 kilometres west of Nielle, Tiasso is a walk-up drill target with 2 kilometres of bedrock mineralisation so far defined by trenching with a best intersect of 25 metres at 4.39g/t. A first phase of diamond drilling is being designed for 2008. Elsewhere early stage reconnaissance programmes and remote sensing interpretations are identifying targets for follow-up work.

GEOLOGICAL MODELS DRIVE EXPLORATION PROGRAMMES

The hunt continues for additional ounces at Loulo on the back of a successful exploration programme which has already added more than 10 million ounces to the resource through the discovery of new deposits and satellites.

"The permit currently hosts two multi-million ounce gold deposits with numerous satellite orebodies and exploration targets. The combination of the geological setting, with the size and number of the known mineralising systems, gives us the confidence to claim that this is one of the most prospective gold belts in
Africa," says exploration manager Joel Holliday.

The exploration strategy is driven by the generation of geological models of all targets, from grassroots to brownfields, rather than reliance on processing numbers derived from fieldwork. The extension of these models led directly to the discovery of the deep ore deposits at Yalea and Gara as well as a number of satellite bodies. The emphasis now is on finding additional deposits outside the existing mines and in line with this objective an EM survey is to be flown over
Loulo and adjacent Bambadji in 2008.

"The discovery of the next deposit at Loulo will be driven by solid geological modelling based on our understanding of the existing deposits and integrated with the various layers of exploration data," says Holliday.

In addition to the EM survey over the next 15 months, the completion of a large
RAB programme at Loulo is expected to add to the targets at the base of the company's resource triangle. Additional diamond drilling at Faraba and Baboto will infill and extend the known mineralised structures there, while at Loulo 3 a revised model will be followed up with further drilling to potentially double the resource. At the Bambadji joint venture, a generative study has identified
10 high-priority targets and drilling programmes for 2008 will be designed during the fourth quarter of this year.

GOLD HITS 28-YEAR HIGH

The gold price has broken through the US$750/oz level to reach 28-year highs and some analysts think it is now entering a new investment-driven phase which could see it top its all-time high of US$850/oz. In real terms, this peak was equivalent to over $2 250/oz today (adjusted for US CPI), suggesting the price has some way to go before it sets any real new records.

While gold came under pressure during the initial phase of the recent credit crunch, sentiment has since turned bullish again following the US Federal
Reserve's decision to cut interest rates by 50 basis points. This rally is being supported by fabricator purchases ahead of the Christmas period, Indian festivals and the Chinese New Year. It is significant that the gold price has also been rising in euro, yen, rupee and dinar terms, indicating a true rally.

Gold has appreciated by more than 17% so far this year - starting at US$640/oz on 2 January and reaching US$764/oz on 18 October - giving investors a substantial real return. In the September quarter, the price increased by more than US$90/oz.

"Judging from market expectations of the historic price drivers and gold market fundamentals, the outlook for the gold price remains favourable. The downside bias to the US dollar, higher inflation expectations following record oil prices and lower real interest rates are all gold positive," says Randgold Resources corporate finance manager Victor Matfield.

"From a supply point of view, official sales have come in below the 500 tonne limit, while the de-hedging trend is continuing and mine output is expected to level off over the next several years. On the demand side expectations are that the commodity market will continue to be supported by growing demand from
Chinese industrialisation and world GDP growth. Jewellery demand remains strong despite the higher gold price and the yellow metal is increasingly viewed as an alternative asset to currencies. Its safe haven status is anticipated to become further entrenched by continued geopolitical tension as well as the general uncertainty in world markets."

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Telephone +44 20 7557 7738, e-mail randgoldresources@dpapr.com
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DISCLAIMER: Statements made in this document with respect to Randgold Resources'
current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward- looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it.
Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila and Loulo, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2006 which was filed with the United States Securities and Exchange Commission (the `SEC') on
25 June 2007. Randgold Resources sees no obligation to update information in this release. Cautionary note to US investors; the `SEC' permits companies, in their filings with the `SEC', to disclose only proven and probable ore reserves.
We use certain terms in this release, such as "resources", that the `SEC' does not recognise and strictly prohibits us from including in our filings with the

`SEC'. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as `proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.